GUARDIAN 8 HOLDINGS
11900 College Blvd, Suite 204
Overland Park, KS  66210
(913) 317-8887

December 14, 2010

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Global Risk Management & Investigative Solutions
Registration Statement on Form S-1
Registration No. 333-150954 Effective June 16, 2008

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Guardian 8 Holdings (formerly Global Risk Management & Investigative Solutions), a Nevada corporation (the “Company”), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) effective as of 9:00 a.m. Eastern Standard Time on December 15, 2010. The Company has decided to terminate the public offering registered by the Registration Statement.  No securities included in the Registration Statement have been or will be sold utilizing the prospectus.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or the Company’s securities counsel, DeMint Law, PLLC (702-586-6436).

Very truly yours,

Guardian 8 Holdings
(formerly Global Risk Management & Investigative Solutions)

/s/ Steve Cochennet, Chief Executive Officer

cc:           Anthony N. DeMint, Esq.